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                             August 16, 2021

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, NJ 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Registration
Statement on Form S-1
                                                            Filed August 5,
2021
                                                            File No. 333-258476

       Dear Mr. Desai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 2

   1. Please revise your Summary to disclose in quantitative and qualitative terms how economic incentives
could result in substantial misalignment of interests where an initial business combination
does occur. For example, since your sponsor acquired an initial
                                                        20% stake for
approximately $0.009 per share and the offering is for $10.00 per unit, your sponsor could make a
substantial profit after the initial business combination even if most public investors
experience substantial losses. In addition, because your anchor investors will acquire founder
shares for approximately $0.009 per share, the anchor investors may vote for a transaction
and make a substantial profit even if other public investors vote against the transaction
and subsequently experience substantial losses.
 Vikas Desai
Achari Ventures Holdings Corp. I
August 16, 2021
Page 2
Financial Statements of Achari Ventures Holdings Corp. I, page F-4

2.    Please revise to correctly label your statements of operations, changes
in stockholder   s
      equity and cash flows as either audited or unaudited for all periods presented. We note, for example, statements for the period from January 25, 2021 (inception) through February 8,
      2021 are improperly labelled as unaudited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameVikas Desai
                                                            Division of
Corporation Finance
Comapany NameAchari Ventures Holdings Corp. I
                                                            Office of Life
Sciences
August 16, 2021 Page 2
cc:       Ari Edelman, Esq.
FirstName LastName